Exhibit 99.2

Management's Discussion and Analysis

For the three and six months ended June 30, 2022

Suite 1188, 550 Burrard Street
Vancouver, British Columbia
V6C 2B5

Phone: (604) 687-4018
Fax: (604) 687-4026

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2022
Management’s Discussion and Analysis
This Management's Discussion and Analysis ("MD&A") dated July 28, 2022 for Eldorado Gold Corporation contains information that management believes is relevant for an assessment and understanding of our consolidated financial position and the results of consolidated operations for the three and six months ended June 30, 2022. This MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2022 and 2021, which were prepared in accordance with International Accounting Standard ("IAS") 34 'Interim Financial Reporting'. In addition, this MD&A should be read in conjunction with both the audited annual consolidated financial statements for the years ended December 31, 2021 and 2020 prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), and the related annual MD&A.
Throughout this MD&A, Eldorado, we, us, our and the Company means Eldorado Gold Corporation. This quarter means the second quarter of 2022.
Forward Looking Statements and Information
This MD&A contains forward-looking statements and information and should be read in conjunction with the risk factors described in the "Managing Risk" and "Other Information and Advisories" sections of this MD&A. Additional information including this MD&A, the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2022 and 2021, the audited annual consolidated financial statements for the years ended December 31, 2021 and 2020, our Annual Information Form for the year ended December 31, 2021 (our "AIF"), and press releases, have been filed electronically through the System for Electronic Document Analysis and Retrieval ("SEDAR"), the Electronic Data Gathering, Analysis and Retrieval system ("EDGAR"), and are available online under the Eldorado profile at www.sedar.com, www.sec.gov/edgar and on the Company's website (www.eldoradogold.com).
Non-IFRS and Other Financial Measures and Ratios
Certain non-IFRS financial measures and ratios are included in this MD&A, including cash operating costs and cash operating costs per ounce sold, total cash costs and total cash costs per ounce sold, all-in sustaining costs ("AISC") and AISC per ounce sold, sustaining and growth capital, average realized gold price per ounce sold, adjusted net earnings/(loss) attributable to shareholders, adjusted net earnings/(loss) per share attributable to shareholders, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"), free cash flow, working capital and cash flow from operating activities before changes in working capital. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. We believe that these measures, in addition to information prepared in accordance with IFRS, provides investors with useful information to assist in their evaluation of the Company’s performance and ability to generate cash flow from operating activities. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further information, refer to the “Non-IFRS and Other Financial Measures and Ratios” section of this MD&A.
The following additional abbreviations may be used throughout this MD&A: General and Administrative Expenses ("G&A"); Gold ("Au"); Ounces ("oz"); Grams per Tonne ("g/t"); Million Tonnes ("Mt"); Tonnes ("t"); Kilometre ("km"); Metres ("m"); Tonnes per Day ("tpd"); Kilo Tonnes per Annum ("ktpa"); Percentage ("%"); Cash Generating Unit ("CGU"); Life of Mine ("LOM"); New York Stock Exchange ("NYSE"); Toronto Stock Exchange ("TSX"); Net Present Value ("NPV"); Internal Rate of Return ("IRR"); and London Inter-Bank Offered Rate ("LIBOR").
Reporting Currency and Tabular Amounts
All amounts are presented in U.S. dollars ("$") unless otherwise stated. Unless otherwise specified, all tabular amounts are expressed in millions of U.S. dollars, except share, per share or per ounce amounts. Due to rounding, numbers presented throughout this MD&A may not add precisely to the totals provided.

2

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2022

3

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2022
About Eldorado
Eldorado Gold is a Canadian gold and base metals producer with more than 30 years of experience in discovering, building and operating mines in Europe, Asia and the Americas. Dual-listed on the Toronto (TSX: ELD) and New York (NYSE: EGO) stock exchanges, we are focused on creating value for our stakeholders at each stage of the mining process.
Our operations are global and we have assets in Turkiye1, Canada, Greece, and Romania. We operate four mines: Kisladag and Efemcukuru located in western Turkiye, Lamaque in Canada, and Olympias located in northern Greece. Kisladag, Efemcukuru and Lamaque are gold mines, while Olympias is a polymetallic operation. Olympias produces three concentrates bearing lead-silver, zinc and gold.
Complementing our producing portfolio is our advanced stage gold-copper development project, Skouries in northern Greece. We have in place an amended investment agreement (the "Amended Investment Agreement") with the Hellenic Republic that provides a mutually beneficial and modernized legal and financial framework that will allow for investment in the Skouries project and the Olympias mine.
Other development projects in our portfolio include Perama Hill, a wholly-owned gold-silver project in Greece, and Certej, an 80.5% owned gold project in Romania.
We believe our operating mines and development projects provide excellent opportunities for reserve growth through near-mine exploration programs. We also conduct early-stage exploration programs with the goal of providing low-cost growth through discovery.
Our strategy is to focus on jurisdictions that offer the potential for long-term growth and access to high-quality assets. Fundamental to executing on this strategy is the strength of our in-country teams and stakeholder relationships. We have a highly skilled and dedicated workforce of over 4,600 people worldwide, with the majority of employees and management being nationals of the country of operation.
Through discovering and acquiring high-quality assets, safely developing and operating world-class mines, growing resources and reserves, responsibly managing impacts and building opportunities for local communities, we strive to deliver value to all our stakeholders.
1 In December 2021, Turkey began the move to change its internationally recognized name in English from Turkey to Turkiye. In June 2022, the United Nations announced it would recognize the new name. Eldorado is proud of its long history of strong relations with Turkiye and is pleased to adopt the new name.

4

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2022
Consolidated Financial and Operational Highlights

	3 months ended June 30,		6 months ended June 30,
Continuing operations (5)	2022	2021	2022	2021
Revenue	$213.4	$233.2	$408.1	$457.8
Gold produced (oz)	113,462	116,066	206,671	227,808
Gold sold (oz)	107,631	114,140	202,103	227,734
Average realized gold price ($/oz sold) (2)	$1,849	$1,840	$1,868	$1,786
Production costs	109.3	112.8	213.9	221.4
Cash operating costs ($/oz sold) (2,3)	789	645	810	643
Total cash costs ($/oz sold) (2,3)	879	746	908	716
All-in sustaining costs ($/oz sold) (2,3)	1,270	1,074	1,306	1,030
Net (loss) earnings for the period (1)	(22.7)	31.0	(339.5)	45.4
Net (loss) earnings per share – basic ($/share) (1)	(0.12)	0.17	(1.85)	0.25
Adjusted net earnings (loss) (1,2)	13.8	29.1	(5.1)	54.3
Adjusted net earnings (loss) per share ($/share) (1,2)	0.08	0.16	(0.03)	0.30
Net cash generated from operating activities (4)	26.9	49.0	62.2	148.1
Cash flow from operating activities before changes in working capital (2,4)	48.3	75.9	98.1	157.0
Free cash flow (2,4)	(62.8)	(23.7)	(89.6)	9.7
Cash, cash equivalents and term deposits	$370.0	$410.7	$370.0	$410.7

(1)Attributable to shareholders of the Company.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(3)Revenues from silver, lead and zinc sales are off-set against cash operating costs.
(4)2021 amounts have been restated for a voluntary change in accounting policy to classify cash paid for interest on the statement of cash flows as a financing, rather than an operating activity.
(5)Amounts presented are from continuing operations only. The Brazil segment is presented as a discontinued operation in 2021. See Note 17 of our condensed consolidated interim financial statements for the three and six months ended June 30, 2022.

5

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2022
Key Business Developments
Cost Increases
During the first half of 2022 we experienced substantial price increases for certain commodities and consumables as a result of supply concerns caused by financial and trade sanctions against Russia, and ongoing supply chain challenges due to COVID-19. Cost increases primarily impacted electricity at operations in Greece and Turkiye, and fuel and reagents at Kisladag.
Certain costs in Turkiye also increased in response to continued high consumer inflation rates, reaching 79% for the twelve-month period ended June 30, 2022. However, increases in costs denominated in local currency, being primarily labour costs, were partly offset by continued weakening of the Turkish Lira in the first half of 2022, decreasing to 16.7 Turkish Lira per U.S. dollar at June 30, 2022 from 13.0 Turkish Lira per U.S. dollar at December 31, 2021. Cost increases in Greece were also partly offset by weakening of the Euro in the first half of 2022 to 1.04 U.S. dollars per Euro at June 30, 2022 from 1.13 U.S. dollars per Euro at December 31, 2021.
Electricity prices increased in Greece following market changes in late 2021 and were more recently exacerbated by supply concerns as a result of the Russia-Ukraine war. Increases were partly mitigated by state subsidies introduced in 2022 that contributed to a reduction in effective average electricity prices for Olympias by approximately 26% in Q2 2022 as compared to effective average prices in Q1 2022. Electricity represented approximately 20% of direct operating costs at Olympias in Q1 2022 and declined to approximately 11% of direct operating costs in Q2 2022 as a result of the lower average effective price. A number of interventional measures were announced by the Greek government in May and July of 2022 to mitigate rising electricity prices, which remained volatile through July.
Cash operating costs were also negatively impacted in the first half of 2022 by the 13% VAT import charge levied on customers importing Olympias gold concentrate into China. The import charge has been effective since October 1, 2021. China was the primary destination of Olympias gold concentrate in the first half of 2022 as planned shipments to Russia were halted earlier in the year as a result of sanctions imposed on Russia due to the Russia-Ukraine war. We continue to explore alternative markets.
Q1 2022 Production Challenges
In January and February of 2022, our gold production was impacted by a number of challenges. These included: higher-than-anticipated absenteeism at all sites related to the surge of the COVID-19 Omicron variant; snowfall and prolonged freezing temperatures impacting ore conveyance and stacking at Kisladag; government-mandated power outages of approximately three days at Kisladag; and snowfall combined with power outages impacting production for approximately six days at Olympias. Ore tonnes mined and gold grade returned to planned levels at most mines in March and underground mine development at Lamaque progressed in the latter part of the first quarter as manpower increased.
See additional discussion in the section - Quarterly Operations Update.
2022 Outlook
We are maintaining our 2022 annual guidance of 460,000 – 490,000 ounces consolidated gold production and are tracking toward the lower end of guidance as a result of production challenges in Q1 2022. Gold production at Kisladag is expected to be weighted to the second half of the year following reduced production in the first half of the year. Gold production at Olympias is also expected to be weighted to the second half of the year.
Cash operating costs, total cash costs and sustaining capital expenditures remained at or below planned levels in the first half of 2022. Recent increases in prices for electricity, fuel, reagents and other consumables required for our operations have been partly offset by the weakening of local currencies, primarily the Turkish Lira and Euro, in which a significant portion of our costs are incurred. Increases in prices for electricity and consumables were also mitigated by lower consumption, in line with lower production levels in the first quarter. However, lower-than-planned

6

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2022 gold production and sales volumes in the first half of 2022 resulted in cash operating costs, total cash costs and all-in sustaining costs on a per ounce sold basis to be higher than planned in the first half of the year.
As a result of lower than expected gold production in the first half of the year, continued inflationary pressures and additional costs associated with the VAT import charge, we are updating our 2022 annual guidance for consolidated cash operating costs to $700-$750 per ounce sold (previously $640-$690 per ounce sold), total cash costs to $790-$840 per ounce sold (previously $720-$770 per ounce sold) and all-in sustaining costs to $1,180-$1,280 per ounce sold (previously $1,075-$1,175 per ounce sold).
As a bridge to the completion of a financing package, we will be allocating additional capital to the Skouries project in 2022. Growth capital at Skouries will increase by $30-$40 million to total $60-$80 million in 2022.
We expect cash and cash equivalents to be reduced in Q3 2022 by the $15.6 million semi-annual interest payment on the senior notes, $30-$40 million additional growth capital at Skouries and the CAD $26.0 million ($20.0 million) investment in GMIN completed in July 2022.
We continue to monitor the impact of both COVID-19 and sanctions imposed as a result of the Russia-Ukraine war on procurement of supplies and parts. No significant disruptions have been experienced to date. We also continue to monitor impacts on our customers, including re-directing concentrate shipments as required.
Investment in G Mining Ventures Corp. ("GMIN")
In July 2022, we completed the acquisition of 32.5 million common shares of GMIN for cash consideration of CDN $26.0 million ($20.0 million). Upon closing, we owned approximately 19.0% of GMIN common shares outstanding, continuing our interest in the Tocantinzinho gold project in Brazil. The second tranche of the GMIN private placement is expected to close in Q3 2022, after which our ownership is expected to decrease to approximately 17.7% of GMIN common shares outstanding.
Sustainability
On May 31, 2022, we published our 2021 Sustainability Report, detailing our environmental, social and governance performance. The Report is our 10th annual published report and has been produced in accordance with the requirements of the core Global Reporting Initiative ("GRI"), and serves as our Communication on Progress for the United Nations Global Compact in support of the Sustainable Development Goals.
On February 8, 2022, we published our inaugural Climate Change and Greenhouse Gas ("GHG") Emissions report and have set a target of mitigating GHG emissions by 30%, from 2020 levels, by 2030 on a ‘business as usual’ basis, which is equal to approximately 65,000 tonnes of carbon dioxide equivalent. The inaugural report supports our phased alignment with the recommendations of the Task Force on Climate-related Financial Disclosures and details our governance, strategy, risk management, metrics and targets around climate change risks and opportunities.
Labour Agreement Updates
In January 2022, we completed a two-year collective bargaining agreement with our labour union in Turkiye. Adjustments were incorporated in light of continued high consumer inflation rates to support our workforce with rising costs of food and electricity. In April 2022, we also completed a two-year collective bargaining agreement with our labour unions in Greece. The agreement incorporates technology and flexibility to support the achievement of productivity and efficiency targets.
Certej Project Impairment
As a result of a plan to consider selling the Certej project, a non-core gold asset, we recorded an impairment of $365.4 million ($345.4 million net of deferred tax) in Q1 2022.

7

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2022
Updated Lamaque Technical Study
On February 24, 2022, we announced the results of a technical study updating the current Lamaque operation, including updated economics on the Upper Triangle deposit (zones C1 through C5), as well as preliminary economic assessments on the inferred mineral resources on the Lower Triangle deposit (zones C6 through C10) and the Ormaque deposit. Highlights of the study using a gold price assumption of $1,500 per ounce include:
•NPV (5%) of $459 million for the Upper Triangle mineral reserves;
•NPV (5%) of $162 million for the Lower Triangle inferred mineral resources; and
•NPV (5%) of $197 million for the Ormaque inferred mineral resource.

8

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2022
Review of Financial and Operating Performance
Health and Safety
The Company’s lost-time injury frequency rate per million person-hours worked ("LTIFR") was 1.32 in Q2 2022, consistent with the LTIFR of 1.32 in Q2 2021. We continue to take proactive steps to improve workplace safety and to ensure a safe working environment for our employees and contractors.
Production, Sales and Revenue
In Q2 2022, we produced 113,462 ounces of gold, a decrease of 2% from Q2 2021 production of 116,066 ounces and an increase of 22% from Q1 2022 production of 93,209 ounces.
•Kisladag produced 27,973 ounces during the quarter, a decrease of 36% from Q2 2021 production of 44,016 ounces and a decrease of 6% from Q1 2022 production of 29,780 ounces. The expected decrease in production in Q2 2022 was due to lower tonnes placed on the heap leach pad in the first quarter due to COVID-19 related absenteeism, severe weather and a government-mandated power outage.
•Lamaque produced 46,917 ounces during the quarter, an increase of 32% from Q2 2021 production of 35,643 ounces and an increase of 41% from Q1 2022 production of 33,377 ounces. The expected increase in Q2 2022 resulted from higher throughput combined with the development of higher-grade stopes following delays in the first quarter due to COVID-19 related absenteeism.
•Efemcukuru produced 22,793 ounces during the quarter, a decrease of 3% from Q2 2021 production of 23,473 ounces and an increase of 8% from Q1 2022 production of 21,056 ounces. Higher throughput in Q2 2022 partly offset the planned decrease in average gold grade from Q2 2021.
•Olympias produced 15,779 ounces during the quarter, an increase of 22% from Q2 2021 production of 12,934 ounces and an increase of 75% from Q1 2022 production of 8,996 ounces. The increases were primarily due to higher throughput in the quarter as a result of processing ore stockpiles following lower processing volumes in Q1 2022 due to COVID-19 related absenteeism and power outages related to heavy snowfall in the region in January 2022.
Gold sales in Q2 2022 totalled 107,631 ounces, a decrease of 6% from 114,140 ounces sold in Q2 2021 and an increase of 14% from 94,472 ounces sold in Q1 2022. The lower sales volume compared with the prior year primarily reflects a decrease in production at Kisladag.
The average realized gold price2 was $1,849 per ounce sold in Q2 2022, a slight increase from $1,840 per ounce sold in Q2 2021.
Total revenue was $213.4 million in Q2 2022, a decrease of 8% from $233.2 million in Q2 2021 and an increase of 10% from $194.7 million in Q1 2022. Total revenue was $408.1 million in the six months ended June 30, 2022, a decrease from $457.8 million in the six months ended June 30, 2021. The decreases in both three and six-month periods were due to lower sales volumes and were partially offset by higher average metal prices.
Production Costs and Unit Cost Performance
Production costs decreased to $109.3 million in Q2 2022 from $112.8 million in Q2 2021 and to $213.9 million in the six months ended June 30, 2022 from $221.4 million in the six months ended June 30, 2021. Decreases in both periods were primarily due to the suspension of operations at Stratoni at the end of 2021. Production costs at Stratoni totalled $13.7 million in Q2 2021 and $29.0 million in the six months ended June 30, 2021. These decreases were partly offset by increases in certain production costs in Q2 2022 as a result of supply concerns caused by financial and trade sanctions against Russia, and ongoing supply chain challenges due to COVID-19. Cost increases primarily impacted electricity at operations in Greece and Turkiye, and fuel and reagents at Kisladag.
2 These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

9

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2022
Production costs include royalty expense which decreased to $9.8 million in Q2 2022 from $11.5 million in Q2 2021 and increased to $19.8 million in the six months ended June 30, 2022 from $16.7 million in the six months ended June 30, 2021. The increase in royalty expense in the six-month period was partly due to a $4.5 million reversal of expense recorded in Q1 2021 following an amendment of retroactive gold royalty rates in Turkiye. In Turkiye, royalties are paid on revenue less certain costs associated with ore haulage, mineral processing and related depreciation and are calculated on the basis of a sliding scale according to the average London Metal Exchange gold price during the calendar year. In Greece, royalties are paid on revenue and calculated on a sliding scale tied to international gold and base metal prices and the USD:EUR exchange rate.
Cash operating costs3 in Q2 2022 averaged $789 per ounce sold, an increase from $645 in Q2 2021, and cash operating costs per ounce sold averaged $810 in the six months ended June 30, 2022, an increase from $643 in the six months ended June 30, 2021. Increases in both three and six-month periods were primarily due to lower production, lower silver and base metal sales which reduce cash operating costs as by-product credits, and lower-grade ore mined and processed at Kisladag, resulting in fewer ounces produced and sold.
AISC per ounce sold3 averaged $1,270 in Q2 2022, an increase from $1,074 in Q2 2021, and AISC per ounce sold averaged $1,306 in the six months ended June 30, 2022, an increase from $1,030 in the six months ended June 30, 2021. Increases in both three and six-month periods primarily reflect the increases in cash operating costs per ounce sold, combined with higher sustaining capital expenditures.
Other Expenses
Depreciation expense totalled $52.9 million in Q2 2022, compared to $51.0 million in Q2 2021, and $103.6 million in the six months ended June 30, 2022, compared to $103.5 million in the six months ended June 30, 2021. A significant portion of property, plant and equipment depreciates on a unit-of-production basis over total estimated recoverable tonnes. Depreciation expense in both periods reflects an increase in depreciation on a per ounce basis as a result of lower gold grades at Kisladag and Efemcukuru, mostly offset by lower sales volumes.
Mine standby costs increased to $10.7 million in Q2 2022 from $2.1 million in Q2 2021 and to $22.4 million in the six months ended June 30, 2022 from $3.7 million in the six months ended June 30, 2021. The increases were primarily due to costs incurred at Stratoni as the mine transitioned to care and maintenance. The Stratoni mill began processing pyrite tailings from Olympias in mid-May 2022 and will transition to care and maintenance later in the year.
Impairment expense of $365.4 million ($345.4 million net of deferred tax) was recorded in Q1 2022 relating to the Certej gold project in Romania, as a result of a plan to consider selling the project. The impairment relates primarily to the mineral property asset and reflects the fair value of this asset, based on the expected sale consideration.
Write-downs of $22.5 million in the six months ended June 30, 2022 included $19.8 million ($15.4 million net of deferred tax) relating to property, plant and equipment at Kisladag. The write-downs were recognized in Q1 2022 on crushing and conveying equipment that was decommissioned as a result of the installation and commissioning of the high-pressure grinding roll circuit ("HPGR").
Foreign exchange gains totalled $6.4 million in Q2 2022 compared to $0.1 million in Q2 2021 and $9.1 million in the six months ended June 30, 2022 compared to $6.2 million in the six months ended June 30, 2021. Gains in both periods were primarily due to the weakening of the Turkish Lira and the Euro, which resulted in downward revaluation of liabilities denominated in local currencies.
Finance costs increased to $23.7 million in Q2 2022 from $15.5 million in Q2 2021 and to $25.9 million in the six months ended June 30, 2022 from $25.8 million in the six months ended June 30, 2021. The increase in Q2 2022 was primarily due to non-cash losses recognized on revaluation of a derivative related to redemption options in our debt.
3 These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

10

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2022
Income Tax
Income tax expense from continuing operations increased to $34.0 million in Q2 2022 from $12.7 million in Q2 2021 and decreased slightly to $39.1 million in the six months ended June 30, 2022 from $39.5 million in the six months ended June 30, 2021.
Current tax expense increased to $28.1 million in Q2 2022 from $17.6 million in Q2 2021 and to $43.7 million in the six months ended June 30, 2022 from $43.3 million in the six months ended June 30, 2021.
Current tax expense in both periods related primarily to operations in Turkiye, of which $22.8 million and $35.1 million was recognized in the three and six months ended June 30, 2022, respectively. Current tax expense increased in Q2 2022 compared to prior periods as a result of reduced availability of the investment tax credit relating to heap leach improvements. The investment tax credit reduces the corporate tax rate and resulted in a $0.8 million reduction in Q2 2022, compared to a $4.6 million reduction in Q1 2022 and reductions of $22.5 million and $28.7 million in the three and six-month periods ended June 30, 2021, respectively. Current tax expense also included $5.6 million and $10.0 million in the three and six months ended June 30, 2022, respectively, for withholding tax on earnings repatriated from Turkiye and approximately $5.8 million and $12.6 million in the three and six months ended June 30, 2022, respectively, for taxable unrealized foreign exchange gains. Current tax expense was reduced in the first half of 2022 by tax exemptions associated with a Turkish Lira deposit. The Turkish Lira deposit is protected against weakening of the Turkish Lira against the U.S. dollar and any resulting foreign exchange gains, retroactive to October 1, 2021, are exempt from tax. These exemptions reduced current tax by $0.6 million in Q2 2022 and by $5.8 million in the six months ended June 30, 2022, of which $4.1 million represented a credit for current tax expense in Q4 2021.
Current tax expense also included Quebec mining duties of $5.3 million and $8.6 million in the three and six-months ended June 30, 2022, respectively, which increased from $2.5 million and $4.5 million in the three and six-months ended June 30, 2021, respectively, as a result of increased production and sales.
Deferred income tax expense was $5.8 million in Q2 2022 compared to a recovery of $4.9 million in Q2 2021 and deferred income tax recoveries were $4.6 million and $3.7 million in the six months ended June 30, 2022 and June 30, 2021, respectively. Deferred income tax in the three and six-months ended June 30, 2022 included expenses of $23.3 million and $35.8 million, respectively, due to the weakening of local currencies, primarily the Turkish Lira and the Euro, in which income tax is determined and included a $15.9 million recovery on the recognition of certain Canadian tax losses in Q2 2022. Further, deferred income tax for the six-month period ended June 30, 2022 included a $20.0 million recovery relating to the impairment of the Certej project in Q1 2022 and a $1.0 million recovery relating to the impact of tax rate changes on opening deferred tax balances in Turkiye.
On January 22, 2022, a decrease in the corporate income tax rate in Turkiye was announced for certain qualifying corporations. As a result, the current effective corporate income tax rate for mining profits from our Turkish operations decreased to 22% from 23% for 2022 and will decrease to 19% from 20% for 2023 onwards.
Net Earnings (Loss) Attributable to Shareholders
We reported net loss attributable to shareholders from continuing operations of $22.7 million ($0.12 loss per share) in Q2 2022 compared to net earnings of $31.0 million ($0.17 per share) in Q2 2021 and net loss of $339.5 million ($1.85 loss per share) in the six months ended June 30, 2022 compared to net earnings of $45.4 million ($0.25 per share) in the six months ended June 30, 2021. The net loss in the six months ended June 30, 2022 was primarily due to the impairment of the Certej project, a non-core gold asset, the write-down of decommissioned equipment at Kisladag, lower sales volumes, higher mine standby costs and higher income tax expense.
Adjusted net earnings4 were $13.8 million ($0.08 per share) in Q2 2022 compared to $29.1 million ($0.16 per share) in Q2 2021. Adjusted net earnings in Q2 2022 removed a $23.3 million loss on foreign exchange due to translation of deferred tax balances, a $14.4 million loss on the non-cash revaluation of the derivative related to redemption options in our debt and included a $1.2 million partial reversal of Stratoni equipment write-downs.
4 These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

11

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2022
Adjusted net loss was $5.1 million ($0.03 loss per share) in the six months ended June 30, 2022 compared to earnings of $54.3 million ($0.30 per share) in the six months ended June 30, 2021. Adjustments to net earnings in the six months ended June 30, 2022 removed the $365.4 million ($278.0 million attributable to shareholders and net of deferred tax) non-cash impairment of Certej, a $35.8 million loss on foreign exchange due to translation of deferred tax balances, $14.2 million non-cash write-downs (net of deferred tax) primarily relating to decommissioned equipment at Kisladag, a $7.4 million loss on the non-cash revaluation of the derivative related to redemption options in our debt and a $1.0 million deferred tax recovery relating to the impact of tax rate changes in Turkiye.

12

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2022
Quarterly Operations Update

	3 months ended June 30,		6 months ended June 30,
	2022	2021	2022	2021
Consolidated
Ounces produced	113,462	116,066	206,671	227,808
Ounces sold	107,631	114,140	202,103	227,734
Production costs (1)	$109.3	$112.8	$213.9	$221.4
Cash operating costs ($/oz sold) (2,3)	$789	$645	$810	$643
All-in sustaining costs ($/oz sold) (2,3)	$1,270	$1,074	$1,306	$1,030
Sustaining capital expenditures (3)	$32.3	$24.2	$56.8	$44.7
Kisladag
Ounces produced	27,973	44,016	57,753	90,188
Ounces sold	26,881	44,049	56,659	91,555
Production costs	$25.1	$28.6	$55.2	$54.9
Cash operating costs ($/oz sold) (2,3)	$798	$529	$831	$510
All-in sustaining costs ($/oz sold) (2,3)	$1,090	$728	$1,087	$665
Sustaining capital expenditures (3)	$4.3	$3.7	$6.8	$6.5
Lamaque
Ounces produced	46,917	35,643	80,294	64,478
Ounces sold	45,655	34,677	79,780	63,755
Production costs	$31.5	$24.0	$58.7	$47.0
Cash operating costs ($/oz sold) (2,3)	$657	$658	$703	$704
All-in sustaining costs ($/oz sold) (2,3)	$985	$1,065	$1,069	$1,109
Sustaining capital expenditures (3)	$13.5	$11.0	$26.5	$20.3
Efemcukuru
Ounces produced	22,793	23,473	43,849	46,771
Ounces sold	23,428	23,006	44,810	47,136
Production costs	$20.6	$17.9	$37.5	$32.5
Cash operating costs ($/oz sold) (2,3)	$706	$525	$678	$525
All-in sustaining costs ($/oz sold) (2,3)	$1,180	$917	$1,093	$802
Sustaining capital expenditures (3)	$5.9	$3.8	$9.4	$6.3
Olympias
Ounces produced	15,779	12,934	24,775	26,371
Ounces sold	11,667	12,409	20,854	25,288
Production costs	$32.1	$28.5	$62.4	$57.9
Cash operating costs ($/oz sold) (2,3)	$1,446	$1,237	$1,447	$1,190
All-in sustaining costs ($/oz sold) (2,3)	$2,346	$1,893	$2,369	$1,845
Sustaining capital expenditures (3)	$8.5	$5.7	$14.1	$11.5

(1)Includes production costs of Stratoni (base metals production) in 2021 (Q2 2021: $13.7 million, YTD 2021: $29.0 million). Operations at Stratoni were suspended at the end of 2021.
(2)Revenues from silver, lead and zinc sales are off-set against cash operating costs.
(3)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

13

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2022
Kisladag

Operating Data	3 months ended June 30,		6 months ended June 30,
	2022	2021	2022	2021
Tonnes placed on pad	2,913,262	3,367,305	4,993,324	6,494,595
Head grade (g/t Au)	0.76	0.81	0.70	0.79
Gold ounces produced	27,973	44,016	57,753	90,188
Gold ounces sold	26,881	44,049	56,659	91,555
Average realized gold price ($/oz sold) (1)	$1,870	$1,815	$1,873	$1,801
Cash operating costs ($/oz sold) (1)	$798	$529	$831	$510
All-in sustaining costs ($/oz sold) (1)	$1,090	$728	$1,087	$665
Financial Data
Revenue	$51.0	$80.7	$107.6	$166.5
Production costs	25.1	28.6	55.2	54.9
Depreciation and depletion	12.3	11.5	25.0	23.1
Earnings from mine operations	13.6	40.6	27.4	88.5
Growth capital expenditures (1)	23.7	29.4	43.7	53.3
Sustaining capital expenditures (1)	$4.3	$3.7	$6.8	$6.5

(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

Kisladag produced 27,973 ounces of gold in Q2 2022, a decrease of 36% from 44,016 ounces in Q2 2021. The expected decrease in production was due to lower tonnes placed on the heap leach pad in the first quarter due to COVID-19 related absenteeism, severe weather and a government-mandated power outage. Average grade of 0.76 grams per tonne in Q2 2022 decreased slightly from 0.81 grams per tonne in Q2 2021 but increased from 0.61 grams per tonne in Q1 2022.
Ore tonnes placed on the heap leach pad in Q2 2022 increased 40% from Q1 2022 as production ramped up in the quarter following snowfall and prolonged freezing temperatures in Q1 2022 that impacted the ore conveyance and stacking system, reducing productivity. However, tonnes placed in the quarter were lower than in Q2 2021 due to continued optimization of the HPGR and debottlenecking of the belt agglomeration circuit. The HPGR is performing to plan with recovery rates as expected. Increased tonnes placed on the heap leach pad in Q2 2022 are expected to positively impact gold production in the second half of 2022.
Revenue decreased to $51.0 million in Q2 2022 from $80.7 million in Q2 2021, reflecting lower sales in the quarter and partly offset by an increase in the average realized gold price.
Production costs decreased to $25.1 million in Q2 2022 from $28.6 million in Q2 2021 primarily due to a reduction in consumables used in line with lower production and efficiencies from the HPGR circuit, and weakening of the Turkish Lira. These savings were partly offset by price increases in labour, reagents, electricity, and fuel. Lower production, combined with lower grade, resulted in an increase in cash operating costs per ounce sold to $798 in Q2 2022 from $529 in Q2 2021.
AISC per ounce sold increased to $1,090 in Q2 2022 from $728 in Q2 2021 primarily due to the increase in cash operating costs per ounce sold.
Sustaining capital expenditures of $4.3 million in Q2 2022 and $6.8 million in the six months ended June 30, 2022 primarily included equipment rebuilds and processing improvements.
Growth capital expenditures of $23.7 million in Q2 2022 and $43.7 million in the six months ended June 30, 2022 included waste stripping to support the mine life extension and construction of the first phase of the North heap leach pad.

14

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2022
In conjunction with the North heap leach pad, we are investing in additional higher-capacity mobile conveyors which are expected to enhance materials handling capabilities in the belt agglomeration circuit and increase throughput. Installation is expected to be complete in late 2022. We are also installing an agglomeration drum, expected to be commissioned in the first half of 2023, which is expected to improve the quality, consistency and permeability of the agglomeration process. With these investments, stacking is expected to continue on the existing heap leach pad until mid-2023, at which time stacking is expected to commence on the North heap leach pad.

15

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2022
Lamaque

Operating Data	3 months ended June 30,		6 months ended June 30,
	2022	2021	2022	2021
Tonnes milled	225,107	190,940	427,466	371,774
Head grade (g/t Au)	6.63	5.98	5.99	5.58
Average recovery rate	97.8%	97.1%	97.6%	96.5%
Gold ounces produced	46,917	35,643	80,294	64,478
Gold ounces sold	45,655	34,677	79,780	63,755
Average realized gold price ($/oz sold) (1)	$1,853	$1,820	$1,870	$1,799
Cash operating costs ($/oz sold) (1)	$657	$658	$703	$704
All-in sustaining costs ($/oz sold) (1)	$985	$1,065	$1,069	$1,109
Financial Data
Revenue	$85.0	$63.5	$149.9	$115.5
Production costs	31.5	24.0	58.7	47.0
Depreciation and depletion	18.8	14.7	35.0	31.3
Earnings from mine operations	34.6	24.8	56.3	37.2
Growth capital expenditures (1)	0.9	8.9	2.7	16.0
Sustaining capital expenditures (1)	$13.5	$11.0	$26.5	$20.3

(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
Lamaque produced 46,917 ounces of gold in Q2 2022, an increase of 32% from 35,643 ounces in Q2 2021 due to strong throughput and higher grade. The expected increase in production from Q1 2022 also resulted from higher throughput combined with the development of higher-grade stopes following delays in the first quarter due to COVID-19 related absenteeism. Average grade increased to 6.63 grams per tonne in Q2 2022 from 5.98 grams per tonne in Q2 2021 and from 5.27 grams per tonne in Q1 2022.
Revenue increased to $85.0 million in Q2 2022 from $63.5 million in Q2 2021 due to higher production in the quarter, combined with a higher average realized gold price.
Production costs increased to $31.5 million in Q2 2022 from $24.0 million in Q2 2021, primarily due to higher production in the quarter. Cash operating costs per ounce sold remained consistent at $657 in Q2 2022 from $658 in Q2 2021, due to higher production and cost savings from a weaker Canadian dollar being partly offset by cost increases for consumables.
AISC per ounce sold decreased to $985 in Q2 2022 from $1,065 in Q2 2021 primarily due to higher gold production in the quarter, partly offset by a modest increase in sustaining capital expenditure.
Sustaining capital expenditures of $13.5 million in Q2 2022 and $26.5 million in the six months ended June 30, 2022 primarily included underground development and construction. Growth capital expenditures of $0.9 million in Q2 2022 and $2.7 million in the six months ended June 30, 2022 was primarily construction of underground infrastructure.

16

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2022
Efemcukuru

Operating Data	3 months ended June 30,		6 months ended June 30,
	2022	2021	2022	2021
Tonnes milled	136,513	130,208	268,407	259,197
Head grade (g/t Au)	5.96	6.60	5.95	6.64
Average recovery rate (to concentrate)	93.3%	93.8%	93.3%	93.7%
Gold ounces produced (1)	22,793	23,473	43,849	46,771
Gold ounces sold	23,428	23,006	44,810	47,136
Average realized gold price ($/oz sold) (2)	$1,785	$1,923	$1,855	$1,783
Cash operating costs ($/oz sold) (2)	$706	$525	$678	$525
All-in sustaining costs ($/oz sold) (2)	$1,180	$917	$1,093	$802
Financial Data
Revenue	$41.4	$45.0	$82.7	$84.8
Production costs	20.6	17.9	37.5	32.5
Depreciation and depletion	11.1	10.7	21.8	21.6
Earnings from mining operations	9.7	16.4	23.4	30.7
Growth capital expenditures (2)	—	—	0.5	—
Sustaining capital expenditures (2)	$5.9	$3.8	$9.4	$6.3

(1)Payable metal produced.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

Efemcukuru produced 22,793 payable ounces of gold in Q2 2022, a 3% decrease from 23,473 payable ounces in Q2 2021. The decrease was due to a planned decrease in grade to 5.96 grams per tonne in Q2 2022 from 6.60 grams per tonne in Q2 2021, and was partly offset by higher throughput in the quarter.
Revenue decreased to $41.4 million in Q2 2022 from $45.0 million in Q2 2021. The decrease was primarily due to a lower average realized gold price during Q2 2022 as a result of downward revaluations of provisional pricing in the quarter in line with movements in the gold price.
Production costs increased to $20.6 million in Q2 2022 from $17.9 million in Q2 2021 primarily due to increased tonnes processed, combined with cost increases in electricity, and consumables. The increase in production costs, combined with lower production in the quarter, resulted in an increase in cash operating costs per ounce sold to $706 in Q2 2022 from $525 in Q2 2021.
AISC per ounce sold increased to $1,180 in Q2 2022 from $917 in Q2 2021, primarily due to the increase in cash operating costs per ounce sold combined with higher sustaining capital expenditure.
Sustaining capital expenditures of $5.9 million in Q2 2022 and $9.4 million in the six months ended June 30, 2022 was primarily underground development and equipment rebuilds. Growth capital expenditures of $0.5 million in the six months ended June 30, 2022 included resource conversion drilling at Kokarpinar.

17

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2022
Olympias

Operating Data	3 months ended June 30,		6 months ended June 30,
	2022	2021	2022	2021
Tonnes milled	105,860	107,575	191,673	210,742
Head grade (g/t gold)	8.15	6.35	7.26	6.66
Head grade (g/t silver)	112.97	86.91	104.56	83.17
Head grade (% lead)	3.5%	2.7%	3.2%	2.6%
Head grade (% zinc)	4.1%	3.3%	3.7%	3.2%
Gold average recovery rate (to concentrate)	84.6%	87.3%	82.1%	86.3%
Silver average recovery rate (to concentrate)	81.4%	80.5%	82.3%	81.2%
Lead average recovery rate (to concentrate)	83.0%	84.0%	83.3%	83.9%
Zinc average recovery rate (to concentrate)	83.1%	84.4%	81.6%	84.1%
Gold ounces produced (1)	15,779	12,934	24,775	26,371
Gold ounces sold	11,667	12,409	20,854	25,288
Silver ounces produced (1)	303,164	230,127	512,515	434,916
Silver ounces sold	392,129	155,514	625,159	465,304
Lead tonnes produced (1)	2,913	2,278	4,884	4,299
Lead tonnes sold	3,906	1,370	6,123	4,405
Zinc tonnes produced (1)	3,044	2,502	4,924	4,802
Zinc tonnes sold	1,163	3,548	3,568	4,691
Average realized gold price ($/oz sold) (2)	$1,912	$1,829	$1,870	$1,705
Cash operating costs ($/oz sold) (2)	$1,446	$1,237	$1,447	$1,190
All-in sustaining costs ($/oz sold) (2)	$2,346	$1,893	$2,369	$1,845
Financial Data
Revenue	$36.3	$34.1	$67.4	$67.5
Production costs	32.1	28.5	62.4	57.9
Depreciation and depletion	10.1	13.5	20.7	26.4
Earnings (loss) from mining operations	(5.9)	(7.9)	(15.7)	(16.8)
Growth capital expenditures (2)	1.7	1.3	3.1	2.6
Sustaining capital expenditures (2)	$8.5	$5.7	$14.1	$11.5

(1)Payable metal produced.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

Olympias produced 15,779 ounces of gold in Q2 2022, a 22% increase from 12,934 ounces in Q2 2021 and primarily reflected higher average gold grade, despite slightly lower processing volumes. Lead, silver and zinc production also increased in Q2 2022 as compared to Q2 2021 as a result of higher average grades. Transformation initiatives continued to show positive results as the mine continues to ramp up productivity.
Processing volumes increased in the latter part of Q2 2022 as a result of processing ore stockpiles following lower processing volumes in the first quarter due to COVID-19 related absenteeism and power outages related to heavy snowfall in the region in January 2022. Water treatment plant improvements continued in the quarter with minimal impact on throughput.
Revenue increased to $36.3 million in Q2 2022 from $34.1 million in Q2 2021 primarily as a result of higher gold prices in the quarter, despite lower sales volumes due to timing of concentrate shipments. Gold revenue was also

18

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2022 impacted during the quarter by the 13% VAT import charge levied on customers importing Olympias gold concentrate into China. This import charge, effective since October 1, 2021, reduces revenue by a corresponding amount. China was the primary destination of Olympias gold concentrate in Q2 2022 as planned shipments to Russia were halted earlier in the year as a result of sanctions imposed on Russia due to the Russia-Ukraine war. Revenue from lead-silver concentrate sales increased in the quarter and revenue from zinc concentrate sales decreased in the quarter, in both cases due to timing of bulk shipments.
Production costs increased to $32.1 million in Q2 2022 from $28.5 million in Q2 2021 reflecting price increases in electricity, fuel, and other consumables. Cash operating costs per ounce sold increased to $1,446 in Q2 2022 from $1,237 in Q2 2021, primarily a result of lower throughput, certain production cost increases and the 13% VAT import charge which is included in cash operating costs. These increases were partly offset by higher gold grade and higher revenue from silver and base metal sales, which reduce cash operating costs as by-product credits. Electricity prices in the quarter remained above Q1 2021 levels but reduced from Q1 2022 due to subsidies that lowered the effective average price.
AISC per ounce sold increased to $2,346 in Q2 2022 from $1,893 in Q2 2021 primarily due to the increase in cash operating costs per ounce sold, combined with an increase in sustaining capital expenditure.
Sustaining capital expenditures of $8.5 million in Q2 2022 and $14.1 million in the six months ended June 30, 2022 primarily included underground development and expansion of tailings facilities. Growth capital expenditures of $1.7 million in Q2 2022 and $3.1 million in the six months ended June 30, 2022 was primarily underground development.

19

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2022
Development Projects
Skouries – Greece
The Skouries project, part of the Kassandra Mines Complex, is located within the Halkidiki Peninsula of Northern Greece. Skouries is a high-grade gold-copper asset with a 23-year mine life and expected average annual production of 140,000 ounces of gold and 67 million pounds of copper (combined approximately 312,000 ounces gold equivalent). The project is expected to provide an after-tax IRR of 19% and an NPV (5%) of $1.3 billion5 with capital costs to complete the project estimated at $845 million. We continue to work towards financing and Board approval for the restart of construction at Skouries.
Financing discussions for Skouries continue to advance. We are evaluating all available options including, joint venture equity partners, project and debt financing though EU and Greek lenders as well as the EU Recovery and Resilience Fund, and metal streams. Our focus in selecting a financing package will continue to be driven by value optimization and de-risking for the future.
Following a re-start of full construction, project completion is expected in approximately 2.5 years. In March 2022, we filed an updated Technical Report for the Skouries Project, dated January 22, 2022, which was prepared in accordance with the requirements of National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). The project is significantly advanced with investment since inception to present of approximately $570 million, including $450 million for the construction of the mill building, flotation building, pebble crusher and civil works, $70 million for studies and $50 million for care and maintenance costs. To support site mobilization, we are well-positioned to access a ready pool of labour in the local area for construction of the project.
We remain focused on execution readiness and critical path activities in engineering, procurement and site enabling works. Capital expenditures totalled $9.1 million in Q2 2022 including expenditures related to advancing site access, completing building enclosures, and geotechnical and drilling activities. A purchase order was also executed in the quarter for the filter press, with total commitment of $17 million in line with the feasibility study estimate.
As a bridge to the completion of a financing package, we will be allocating additional capital to the Skouries project in 2022. Growth capital at Skouries will increase by $30-$40 million to total $60-$80 million in 2022. We will adhere to the capital discipline thus far, and the scope will continue to focus on the critical path and site mobilization for key activities to support a decision for construction re-start.
Olympias Expansion – Greece
With the successful completion of the Amended Investment Agreement, plans are underway to expand the processing facility, currently at 473ktpa, to 650ktpa as set forth in our Technical Report for the Olympias Mine dated December 31, 2019 and prepared in accordance with the requirements of NI 43-101. The processing expansion is aligned with the development of the flats area within the mine, which provides a less constrained underground production environment. We submitted a modification to the Kassandra Mines Environmental Impact Assessment in December 2021 as planned, which will cover the expansion of the Olympias processing facility and the Stratoni port modernization. Approval of this modification is anticipated in 2022. Capital investment into an expansion will require sustained performance of the Olympias mine at its current capacity.
Eldorado is also committed to providing the Hellenic state with an updated proposal for refractory ore processing by 2023; this being a strategic opportunity to generate value from the complex poly-metallic deposits which reside in our portfolio.
Perama Hill – Greece
Perama Hill is an epithermal gold-silver deposit located in the Thrace region of northern Greece. If developed, the project will operate as a small open pit mine that uses a conventional carbon in leach circuit for gold recovery. Project optimization and studies are ongoing to prepare permitting documentation.
5 Based on long-term prices of $1,500 per ounce gold and $3.85 per pound copper.

20

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2022
Certej Project – Romania
The Certej mining concession was extended in January 2020 for an additional five years. As a result of a plan to consider selling the Certej project, a non-core gold asset, we recorded an impairment of $365.4 million ($345.4 million net of deferred tax) in Q1 2022.

21

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2022
Exploration and Evaluation
Exploration and evaluation expenditures in Q2 2022 were primarily related to brownfields resource expansion programs at our operations in Canada, Turkiye and Greece, and to early-stage projects and project generation activities in Turkiye and Eastern Canada.
Exploration and evaluation expenditures are expensed when they relate to the search for, or the delineation of, mineral deposits, or the initial evaluation of the technical and economic feasibility of a project. Exploration and evaluation expenditures are capitalized once there is sufficient evidence to support the probability of generating positive economic returns.
Exploration and evaluation expense totalled $4.2 million and $10.1 million in the three and six months ended June 30, 2022, respectively, primarily related to early-stage projects in Quebec and Turkiye. In Quebec, Q2 2022 expenses included early-stage drilling programs on the Bruell and Bourlamaque properties, combined totalling 8,025 metres. In Turkiye, exploration programs focused on target definition fieldwork at regional greenfield projects. The remaining expense related to activities at Certej and other sites.
Capitalized expenditures of $5.5 million and $9.3 million in the three and six months ended June 30, 2022, respectively, related to resource expansion and resource conversion programs at the Triangle and Ormaque deposits (Lamaque Operations), Efemcukuru and Olympias. Capitalized expenditures of $1.4 million and $2.1 million were also incurred at Stratoni in the three and six months ended June 30, 2022, respectively. At Stratoni, drilling tested the areas along strike to the west of the Mavres Petres orebody, totalling 3,230 metres in Q2 2022. These programs totalled 39,893 metres of drilling in Q2 2022.
At the Triangle deposit, underground drilling programs tested extensions of the C2 and C4 zones, totalling 2,063 metres of drilling in Q2 2022. At Ormaque, drilling focussed on stepout holes testing the lateral extent of these zones, and testing new areas along strike and at depth, for a total of 9,035 metres during the quarter. Underground resource conversion drilling commenced at Ormaque from the new exploration drift, and totaled 1,426 metres during the quarter.
At Efemcukuru, capitalized exploration was related to resource conversion drilling programs targeting ore shoots in the Bati vein systems, totalling 19,048 meters in Q2 2022.
At Olympias, drilling targeted western extensions to the Flats, North and East ore zone, totalling 2,070 meters in Q2 2022.

22

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2022
Financial Condition and Liquidity
Operating Activities
Net cash generated from operating activities from continuing operations decreased to $26.9 million in Q2 2022 from $49.0 million in Q2 2021, primarily as a result of lower revenue, combined with higher income taxes paid. In Q2 2022, income taxes paid of $36.6 million ($27.5 million in Q2 2021) primarily related to operations in Turkiye, and included withholding taxes on repatriations of earnings. Net cash generated from operating activities in Q2 2022 was also negatively impacted by timing of annual royalty payments in Turkiye totalling $16.8 million ($7.2 million in Q2 2021), and mine standby costs of $10.7 million ($2.1 million in Q2 2021).
Cash decreased by $21.4 million in Q2 2022 due to changes in non-cash working capital. Movements included a $10.8 million increase in inventory, primarily for consumables and parts, and a $15.4 million increase in accounts receivable due to the timing of receipts and sales tax refunds. These movements were partly offset by a $4.8 million increase in accounts payable due to the timing of payments in the quarter.
Investing Activities
In Q2 2022, we invested $83.2 million in capital expenditures on a cash basis, of which $32.3 million related to sustaining capital expenditures at our gold mines and primarily included underground development, equipment rebuilds and processing improvements. $26.4 million was invested in growth capital expenditures and included $15.2 million of waste stripping at Kisladag and $5.5 million for construction of the Kisladag North leach pad.

Summary of Capital Expenditures	Q2 2022	Q2 2021	YTD 2022	YTD 2021
Kisladag	$23.7	$29.4	$43.7	$53.3
Lamaque	0.9	8.9	2.7	16.0
Efemcukuru	—	—	0.5	—
Olympias	1.7	1.3	3.1	2.6
Growth capital expenditures (1)	$26.4	$39.6	$50.1	$71.8
Kisladag	$4.3	$3.7	$6.8	$6.5
Lamaque	13.5	11.0	26.5	20.3
Efemcukuru	5.9	3.8	9.4	6.3
Olympias	8.5	5.7	14.1	11.5
Sustaining capital expenditures (1)	$32.3	$24.2	$56.8	$44.7
Lamaque	$5.2	$1.9	$8.6	$3.0
Efemcukuru	—	0.5	0.2	0.7
Olympias	0.3	0.2	0.5	0.7
Capitalized exploration costs	$5.5	$2.6	$9.3	$4.3
Skouries	$9.1	$2.8	$14.7	$3.6
Stratoni	1.4	3.2	2.1	4.9
Other projects (2)	12.5	3.7	14.9	6.2
Total capital expenditures (3)	$87.1	$76.1	$147.9	$135.5
Reconciliation to cash capital expenditures:
Capital accruals	($2.9)	($3.5)	($11.1)	$2.9
Lease and other non-monetary additions	(1.0)	(1.0)	(1.6)	(2.8)
Total cash capital expenditures	$83.2	$71.6	$135.2	$135.6
(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(2)Includes non-cash sustaining lease additions.
(3)Does not include capital expenditures related to discontinued operations in Brazil (Q2 2021: $0.9 million, YTD 2021: $1.8 million).

23

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2022
Financing Activities
Senior Notes
On August 26, 2021, we completed an offering of $500 million senior unsecured notes with a coupon rate of 6.25% due September 1, 2029 (the “senior notes”). The senior notes pay interest semi-annually on March 1 and September 1, which began on March 1, 2022. The senior notes are guaranteed by Eldorado Gold (Netherlands) B.V., SG Resources B.V., Tuprag Metal Madencilik Sanayi ve Ticaret AS, and Eldorado Gold (Quebec) Inc., all wholly-owned subsidiaries of the Company. We are in compliance with covenants related to the senior notes as at June 30, 2022.
Senior Secured Credit Facility
On October 15, 2021, we entered into a $250 million amended and restated senior secured credit facility ("Fourth ARCA") with an option to increase the available credit by $100 million through an accordion feature, and with a maturity date of October 15, 2025. We are in compliance with covenants related to the Fourth ARCA as at June 30, 2022. No amounts were drawn down under the revolving credit facility in Q2 2022 and, as at June 30, 2022, the balance is nil.
Flow-Through Financing
On March 14, 2022, we completed a private placement of 442,700 common shares at a price of CDN $18.07 per share for proceeds of CDN $8 million (USD $6.4 million), which will be used to fund continued exploration. On the same date, we also completed a private placement of 251,800 common shares at a price of CDN $15.88 per share for proceeds of CDN $4 million (USD $3.2 million), which will be used to fund the Triangle deposit ramp development. The shares will qualify as flow-through shares for Canadian tax purposes and were issued at a premium of CDN $4.19 and CDN $2.00 per share, respectively, to the closing market price of the Company’s common shares at the date of issue.

Capital Resources

	June 30, 2022	December 31, 2021
Cash and cash equivalents	$310.0	$481.3
Term deposits	60.0	—
Working capital (1)	460.1	521.6
Debt – long-term	$497.2	$489.8

(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

At June 30, 2022, we had unrestricted cash and cash equivalents and term deposits of $370.0 million compared to $481.3 million at December 31, 2021. At June 30, 2022, the current availability under the revolving credit facility is $249.7 million.
We believe that our working capital6 of $460.1 million as at June 30, 2022, together with future cash flows from operating activities and access to the undrawn revolving credit facility, if required, are sufficient to support our planned and foreseeable commitments for the next twelve months. We continue to evaluate financing options for the Skouries project.
6 These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

24

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2022
Contractual Obligations
Significant changes to our commitments and contractual obligations as at June 30, 2022 are outlined below:

	Within 1 Year	2 Years	3 Years	4 Years	5 Years	Over 5 Years	Total
Purchase obligations	$41.9	$4.9	$—	$—	$—	$—	$46.9
Purchase obligations relate primarily to operating costs at all mines and capital projects at Kisladag.

25

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2022
Quarterly Results

	2022	2022	2021	2021	2021	2021	2020	2020
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total revenue	$213.4	$194.7	$244.6	$238.4	$233.2	$224.6	$278.5	$287.6
Impairment of property, plant and equipment	—	365.4	13.9	—	—	—	—	—
Net (loss) earnings from continuing operations(1,2)	(22.7)	(316.8)	(43.1)	8.5	31.0	14.3	30.0	46.0
Net earnings (loss) from discontinued operations (1,3)	—	—	3.1	(60.8)	(86.8)	(2.4)	1.5	1.1
Net (loss) earnings per share from continuing operations (1,2)
- basic	($0.12)	($1.74)	($0.24)	$0.05	$0.17	$0.08	$0.17	$0.26
- diluted	($0.12)	($1.74)	($0.23)	$0.05	$0.17	$0.08	$0.17	$0.26

(1)Attributable to shareholders of the Company.
(2)2020 and Q1 2021 amounts have been recast to correct an immaterial error related to an understatement of the net book value of certain of our property, plant and equipment as a result of errors in the amounts recorded for depreciation.
(3)Amounts presented are from continuing operations only. The Brazil segment is presented as a discontinued operation in 2021. See Note 17 of our condensed consolidated interim financial statements for the three and six months ended June 30, 2022.

Net earnings were negatively impacted in Q1 and Q2 2022 by cost increases at most sites as a result of supply concerns caused by financial and trade sanctions against Russia, and ongoing supply chain challenges due to COVID-19. However, increases in costs denominated in local currency, being primarily labour costs, were partly offset by weakening of the Turkish Lira and Euro in the first half of 2022. Revenue and net earnings in Q1 2022 benefited from an increase in the average realized gold price, but were significantly impacted by the COVID-19 pandemic with COVID-19 related absenteeism negatively impacting gold production at most sites. Net earnings were negatively impacted in Q1 2021 through Q1 2022 by planned decreases in average ore grade at Kisladag.
Net earnings were negatively impacted in several quarters by non-cash impairments and write-downs of property, plant and equipment. In Q1 2022, a $365.4 million ($345.4 million net of deferred tax) impairment was recorded as a result of a plan to consider selling the Certej project, and a $19.8 million ($15.4 million net of deferred tax) write-down was recorded relating to certain crushing and conveying equipment decommissioned as a result of the installation and commissioning of the HPGR at Kisladag. In Q4 2021, a $13.9 million ($30.8 million inclusive of deferred tax) impairment was recorded related to the closure of Stratoni. In Q4 2020, a $40.0 million write-down was recorded on capital works in progress at Olympias.
Net earnings in 2021 were negatively impacted by the weakening of local currencies, particularly in Q4 2021 with $26.1 million of current tax expense and $26.4 million of deferred tax expense recognized as a result of the significant weakening of the Turkish Lira in December 2021. This was partly offset by a $19.6 million gain on foreign exchange in Q4 2021 as a result of the downward revaluation of liabilities denominated in Turkish Lira. Net earnings were positively impacted by the receipt of an investment tax credit related to Kisladag heap leach improvements which reduced the corporate tax rate, resulting in current tax savings in Q4 2020 through Q1 2022.
Net earnings were negatively impacted in Q3 2020 by an incremental 25% increase to gold royalty rates in Turkiye, announced in September 2020 and retroactive to January 1, 2020. Net earnings decreased by $3.2 million, net of tax, in Q3 2020 due to additional royalty expense recorded in that quarter to reflect the additional royalty cost associated with gold sales during the first six months of 2020. Net earnings increased by $3.6 million, net of tax, in Q1 2021 upon further announcement that the increased gold royalty rates would only take effect from the original announcement date and would no longer be retroactive to January 1, 2020.
Net loss from discontinued operations primarily represents a $99.5 million ($89.5 million net of deferred tax) impairment charge recorded on the Tocantinzinho Project in Q2 2021 and a $60.6 million loss recognized in Q3 2021. The Tocantinzinho project was sold in Q4 2021.

26

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2022
Outstanding Share Information

Common Shares Outstanding (1)
- as of June 30, 2022	184,689,474
- as of July 28, 2022	184,689,474
Share purchase options - as of July 28, 2022 (Weighted average exercise price per share: Cdn$11.20)	3,198,297
(1)Includes Treasury Stock.

27

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2022
Non-IFRS and Other Financial Measures and Ratios
We have included certain non-IFRS financial measures and ratios in this MD&A, as discussed below. We believe that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. These non-IFRS financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These financial measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.
Non-IFRS financial measures are defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure (“NI 52-112”) as a financial measure disclosed that (a) depicts the historical or expected future financial performance, financial position or cash flow of an entity, (b) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the entity, (c) is not disclosed in the financial statements of the entity, and (d) is not a ratio, fraction, percentage or similar representation. A non-IFRS ratio is defined by NI 52-112 as a financial measure disclosed that (a) is in the form of a ratio, fraction, percentage or similar representation, (b) has a non-IFRS financial measure as one or more of its components, and (c) is not disclosed in the financial statements.
The following table outlines the non-IFRS financial measures and ratios, their definitions, the most directly comparable IFRS measures and why we use these measures.

Non-IFRS financial measure or ratio	Definition	Most directly comparable IFRS measure	Why we use the measure and why it is useful to investors

Cash operating costs	We define cash operating costs following the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of producers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash operating costs of production by gold mining companies. Cash operating costs include direct operating costs (including mining, processing and administration), treatment, refining and transportation charges, but exclude royalty expenses, depreciation and amortization, share based payments expenses and reclamation costs. Revenue from sales of by-products including silver, lead and zinc reduce cash operating costs.	Production costs	We believe these measures assist investors and analysts in evaluating the Company's operating performance and our ability to generate cash flow.
Cash operating costs per ounce sold	This ratio is calculated by dividing cash operating costs by gold ounces sold in the period.
Total cash costs	Total cash costs are the sum of cash operating costs and royalties.
Total cash costs per ounce sold	This ratio is calculated by dividing total cash costs by gold ounces sold in the period.
All-in sustaining costs (AISC)	We define AISC based on the definition set out by the World Gold Council, including the updated guidance note dated November 14, 2018. We define AISC as the sum of total cash costs (as defined above), sustaining capital expenditure relating to current operations (including capitalized stripping and underground mine development), sustaining leases (cash basis), sustaining exploration and evaluation cost related to current operations (including sustaining capitalized evaluation costs), reclamation cost accretion and amortization related to current gold operations and corporate and allocated general and administrative expenses. Corporate and allocated general and administrative expenses include general and administrative expenses, share-based payments and defined benefit pension plan expense. Corporate and allocated general and administrative expenses do not include non-cash depreciation. As this measure seeks to reflect the full cost of gold production from current operations, growth capital and reclamation cost accretion not related to operating gold mines are excluded. Certain other cash expenditures, including tax payments, financing charges (including capitalized interest), except for financing charges related to leasing arrangements, and costs related to business combinations, asset acquisitions and asset disposals are also excluded.	Production costs
We believe these measures assist investors, analysts and other stakeholders with understanding the full cost of producing and selling gold and in evaluating our operating performance and our ability to generate cash flow. In addition, the Compensation Committee of the Board of Directors uses AISC, together with other measures, in its Corporate Scorecard to set incentive compensation goals and assess performance.

AISC per ounce sold	This ratio is calculated by dividing AISC by gold ounces sold in the period.

28

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2022

Non-IFRS financial measure or ratio	Definition	Most directly comparable IFRS measure	Why we use the measure and why it is useful to investors

Sustaining capital	Defined as capital required to maintain current operations at existing levels, including capitalized stripping and underground mine development. Sustaining capital excludes non-cash sustaining lease additions, unless otherwise noted, and does not include capitalized interest, expenditure related to capitalized evaluation, development projects, or other growth or sustaining capital not related to operating gold mines.	Additions to property, plant and equipment	We use sustaining capital to understand the ongoing capital cost required to maintain operations at current levels, and growth capital to understand the cost to develop new operations or related to major projects at existing operations where these projects will materially increase production from current levels.
Growth capital	Defined as capital expenditures for new operations, major growth projects or enhancement capital for significant infrastructure improvements at existing operations.
Average realized gold price per ounce sold	Defined as revenue from gold sales adding back treatment charges, refining charges, penalties and other costs that are deducted from proceeds from gold concentrate sales, divided by gold ounces sold in the period.

	The definition of average realized gold price per ounce sold changed in Q1 2022 to add back to revenue certain costs that are deducted from proceeds from gold concentrate sales. These include treatment charges, refining charges, penalties and other costs. In prior periods these costs reduced average realized gold price per ounce sold. As these costs are included in cash operating costs (defined above), this adjustment to average realized gold price per ounce sold will result in greater comparability between metrics. Average realized gold price per ounce sold for 2021 and earlier periods has been adjusted to conform with presentation in subsequent periods.	Revenue	We use this measure to better understand the price realized in each reporting period for gold sales.
Adjusted net earnings (loss)	Defined as net earnings or loss from continuing operations attributable to shareholders of the Company excluding the effects (net of tax) of significant items that do not reflect our underlying operating performance. These may include: impairments or reversals of impairments; write-downs of assets; losses or gains on foreign exchange translation of deferred tax balances; gains or losses on deferred tax due to changes in tax rates; gains or losses on embedded derivatives; costs associated with mine closures; costs associated with debt refinancing or redemptions; gains or losses on disposals of assets; and other non-recurring expenses or recoveries.	Net earnings (loss) from continuing operations attributable to shareholders of the Company	Adjusted net earnings and adjusted net earnings per share are used by management to measure the underlying operating performance of the Company. We believe these measures assist analysts and investors in assessing our operating performance.
Adjusted net earnings (loss) per share	This ratio is calculated by dividing adjusted net earnings or loss from continuing operations by the weighted average number of shares outstanding.
Earnings before interest, taxes, depreciation and amortization (EBITDA) and Adjusted EBITDA	EBITDA from continuing operations represents net earnings or loss for the period before income tax expense or recovery, depreciation and amortization, interest income and finance costs. Adjusted EBITDA removes the effects of items that do not reflect our underlying operating performance and are not necessarily indicative of future operating results. These may include: share based payments expense; write-downs of assets; gains or losses on disposals of assets; impairments or reversals of impairments; costs associated with mine closures; and other non-cash or non-recurring expenses or recoveries.	Earnings or loss from continuing operations before income tax	We believe EBITDA and Adjusted EBITDA are widely used by investors and analysts as useful indicators of our operating performance, our ability to invest in capital expenditures, our ability to incur and service debt and also as a valuation metric.
Free cash flow	Defined as net cash generated from (used in) operating activities of continuing operations, less net cash used in investing activities of continuing operations before increases or decreases in cash from the following items that are not considered representative of our ability to generate cash: term deposits, restricted cash, cash used for acquisitions or disposals of mineral properties, marketable securities and non-recurring asset sales.	Net cash generated from (used in) operating activities of continuing operations	We believe free cash flow is a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash.
Working capital	Defined as current assets less current liabilities. Working capital does not include assets held for sale and liabilities associated with assets held for sale.	Current assets, current liabilities	We believe that working capital is a useful indicator of our liquidity.
Cash flow from operating activities before changes in working capital	Defined as net cash generated from or used in operating activities of continuing operations before changes in non-cash working capital. Excludes the period to period movements of accounts and other receivables, inventories and accounts payable and accrued liabilities.	Net cash generated from (used in) operating activities of continuing operations	We believe that cash flow from operating activities before changes in working capital assists analysts, investors and other stakeholders in assessing our ability to generate cash from our operations before temporary working capital changes.

29

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2022
Cash Operating Costs, Cash Operating Costs per Ounce Sold
Our reconciliation of cash operating costs and cash operating costs per ounce sold to production costs, the most directly comparable IFRS measure, is presented below.

	Q2 2022	Q2 2021	YTD 2022	YTD 2021
Production costs (1)	$109.3	$112.8	$213.9	$221.4
Stratoni production costs (2)	(0.1)	(13.7)	(0.1)	(29.0)
Production costs – excluding Stratoni	109.2	99.1	213.7	192.3
By-product credits (3)	(19.4)	(13.9)	(37.7)	(29.2)
Royalty expense and selling costs (4)	(4.9)	(11.5)	(12.4)	(16.7)
Cash operating costs	$84.9	$73.6	$163.7	$146.5
Gold ounces sold	107,631	114,140	202,103	227,734
Cash operating cost per ounce sold	$789	$645	$810	$643

(1)Includes inventory write-downs.
(2)Base metals production, presented for 2021. Operations at Stratoni were suspended at the end of 2021.
(3)Revenue from silver, lead and zinc sales.
(4)Included in production costs.

For the three months ended June 30, 2022:

	Direct operating costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$26.1	($0.7)	$0.2	($4.1)	$21.5	26,881	$798
Lamaque	29.3	(0.4)	0.1	1.0	30.0	45,655	657
Efemcukuru	13.4	(0.8)	3.5	0.5	16.5	23,428	706
Olympias	29.3	(17.5)	7.3	(2.2)	16.9	11,667	1,446
Total consolidated	$98.1	($19.4)	$11.0	($4.8)	$84.9	107,631	$789

(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

For the six months ended June 30, 2022:

	Direct operating costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$47.4	($1.5)	$0.7	$0.5	$47.1	56,659	$831
Lamaque	55.8	(0.7)	0.1	0.9	56.1	79,780	703
Efemcukuru	25.9	(1.7)	5.9	0.3	30.4	44,810	678
Olympias	55.2	(33.8)	12.5	(3.9)	30.2	20,854	1,447
Total consolidated	$184.3	($37.7)	$19.3	($2.1)	$163.7	202,103	$810

(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

30

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2022
For the three months ended June 30, 2021:

	Direct operating costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$23.5	($0.8)	$0.2	$0.5	$23.3	44,049	$529
Lamaque	23.8	(0.4)	—	(0.6)	22.8	34,677	658
Efemcukuru	11.6	(1.3)	1.9	(0.1)	12.1	23,006	525
Olympias	23.4	(11.4)	4.1	(0.7)	15.4	12,409	1,237
Total consolidated	$82.3	($13.9)	$6.2	($1.0)	$73.6	114,140	$645

(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

For the six months ended June 30, 2021:

	Direct operating costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$46.9	($1.6)	$0.3	$1.1	$46.7	91,555	$510
Lamaque	47.0	(0.8)	0.1	(1.4)	44.9	63,755	704
Efemcukuru	23.8	(2.4)	3.1	0.3	24.8	47,136	525
Olympias	46.1	(24.4)	7.6	0.7	30.1	25,288	1,190
Total consolidated	$163.8	($29.2)	$11.1	$0.7	$146.5	227,734	$643

(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

Total Cash Costs, Total Cash Costs per Ounce Sold
Our reconciliation of total cash costs and total cash costs per ounce sold to cash operating costs is presented below. The reconciliation of cash operating costs to production costs, the most directly comparable IFRS measure, is presented above.

	Q2 2022	Q2 2021	YTD 2022	YTD 2021
Cash operating costs	$84.9	$73.6	$163.7	$146.5
Royalty expense (1)	9.8	11.5	19.8	16.7
Total cash costs	$94.7	$85.1	$183.6	$163.2
Gold ounces sold	107,631	114,140	202,103	227,734
Total cash costs per ounce sold	$879	$746	$908	$716
(1)Included in production costs.

31

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2022
All-in Sustaining Costs, All-in Sustaining Costs per Ounce Sold
Our reconciliation of AISC and AISC per ounce sold to total cash costs is presented below. The reconciliations of total cash costs to cash operating costs and cash operating costs to production costs, the most directly comparable IFRS measure, are presented above.

	Q2 2022	Q2 2021	YTD 2022	YTD 2021
Total cash costs	$94.7	$85.1	$183.6	$163.2
Corporate and allocated G&A	7.4	9.0	18.9	18.5
Exploration and evaluation costs	0.6	2.8	1.3	5.4
Reclamation costs and amortization	1.8	1.5	3.4	2.9
Sustaining capital expenditure	32.3	24.2	56.8	44.7
AISC	$136.7	$122.6	$264.0	$234.6
Gold ounces sold	107,631	114,140	202,103	227,734
AISC per ounce sold	$1,270	$1,074	$1,306	$1,030

Reconciliations of adjustments within AISC to the most directly comparable IFRS measures are presented below.
Reconciliation of general and administrative expenses included in All-in Sustaining Costs:

	Q2 2022	Q2 2021	YTD 2022	YTD 2021
General and administrative expenses (from consolidated statement of operations)	$8.7	$9.7	$17.0	$19.9
Add:
Share-based payments expense	0.3	1.9	4.0	3.7
Employee benefit plan expense from corporate and operating gold mines	0.8	0.6	2.7	1.4
Less:
General and administrative expenses related to non-gold mines and in-country offices	(0.1)	—	(0.3)	(0.2)
Depreciation in G&A	(0.8)	(0.4)	(1.4)	(1.0)
Business development	(0.5)	(2.1)	(1.0)	(3.8)
Development projects	(1.1)	(0.8)	(2.2)	(1.5)
Adjusted corporate general and administrative expenses	$7.4	$8.8	$18.7	$18.4
Regional general and administrative costs allocated to gold mines	—	0.1	0.2	0.1
Corporate and allocated general and administrative expenses per AISC	$7.4	$9.0	$18.9	$18.5

Reconciliation of exploration and evaluation costs included in All-in Sustaining Costs:

	Q2 2022	Q2 2021	YTD 2022	YTD 2021
Exploration and evaluation expense (from consolidated statement of operations for the three and six months ended June 30, 2022)(1)	$4.2	$7.9	$10.1	$11.9
Add:
Capitalized sustaining exploration cost related to operating gold mines	0.6	2.6	1.3	4.3
Less:
Exploration and evaluation expenses related to non-gold mines and other sites	(4.2)	(7.7)	(10.1)	(10.8)
Exploration and evaluation costs per AISC	$0.6	$2.8	$1.3	$5.4
(1)The Brazil segment is presented as a discontinued operation in 2021. See Note 17 of our condensed consolidated interim financial statements for the three and six months ended June 30, 2022.. Amounts presented are from continuing operations only.

32

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2022
Reconciliation of reclamation costs and amortization included in All-in Sustaining Costs:

	Q2 2022	Q2 2021	YTD 2022	YTD 2021
Asset retirement obligation accretion (from other income and finance costs note to the condensed consolidated interim financial statements for the three and six months ended June 30, 2022)	$0.6	$0.4	$1.1	$0.7
Add:
Depreciation related to asset retirement obligation assets	1.4	1.2	2.6	2.3
Less:
Asset retirement obligation accretion related to non-gold mines and other sites	(0.1)	(0.1)	(0.3)	(0.1)
Reclamation costs and amortization per AISC	$1.8	$1.5	$3.4	$2.9

Sustaining and Growth Capital
Our reconciliation of growth capital and sustaining capital expenditure at operating gold mines to additions to property, plant and equipment, the most directly comparable IFRS measure, is presented below.

	Q2 2022	Q2 2021	YTD 2022	YTD 2021
Additions to property, plant and equipment (1) (from segment note in the condensed consolidated interim financial statements for the three and six months ended June 30, 2022)	$87.1	$76.1	$147.9	$135.5
Less: Growth and development project capital expenditure (2)	(48.9)	(45.2)	(81.3)	(80.0)
Less: Capitalized evaluation expenditure	(5.5)	(3.5)	(9.3)	(5.4)
Less: Sustaining capital expenditure Stratoni (3)	—	(2.2)	—	(3.9)
Less: Sustaining capital expenditure equipment leases (4)	(0.4)	—	(0.4)	(0.7)
Less: Corporate leases	—	(0.9)	(0.1)	(1.0)
Sustaining capital expenditure at operating gold mines	$32.3	$24.2	$56.8	$44.7

(1)The Brazil segment is presented as a discontinued operation in 2021. See Note 17 of our condensed consolidated interim financial statements for the three and six months ended June 30, 2022. Amounts presented are from continuing operations only.
(2)Includes growth capital expenditures and capital expenditures relating to Skouries, Stratoni and Other Projects, excluding non-cash sustaining lease additions.
(3)Base metals production, presented for 2021. Operations at Stratoni were suspended at the end of 2021. Includes non-cash lease additions.
(4)Non-cash sustaining lease additions, net of sustaining lease principal and interest payments.

33

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2022
Our reconciliation by asset of AISC and AISC per ounce sold to cash operating costs is presented below.
For the three months ended June 30, 2022:

	Cash operating costs	Royalties	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$21.5	$2.9	$24.4	$—	$—	$0.6	$4.3	$29.3	26,881	$1,090
Lamaque	30.0	1.1	31.1	—	0.3	0.1	13.5	45.0	45,655	985
Efemcukuru	16.5	4.5	21.0	—	—	0.6	5.9	27.6	23,428	1,180
Olympias	16.9	1.3	18.2	—	0.3	0.4	8.5	27.4	11,667	2,346
Corporate (1)	—	—	—	7.4	—	—	—	7.4	—	69
Total consolidated	$84.9	$9.8	$94.7	$7.4	$0.6	$1.8	$32.3	$136.7	107,631	$1,270

(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

For the six months ended June 30, 2022:

	Cash operating costs	Royalties	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$47.1	$6.6	$53.7	$—	$—	$1.0	$6.8	$61.6	56,659	1,087
Lamaque	56.1	1.9	58.0	—	0.6	0.2	26.5	85.3	79,780	1,069
Efemcukuru	30.4	7.6	38.0	0.2	0.2	1.3	9.4	49.0	44,810	1,093
Olympias	30.2	3.8	33.9	—	0.5	0.9	14.1	49.4	20,854	2,369
Corporate (1)	—	—	—	18.7	—	—	—	18.7	—	93
Total consolidated	$163.7	$19.8	$183.6	$18.9	$1.3	$3.4	$56.8	$264.0	202,103	$1,306

(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

For the three months ended June 30, 2021:

	Cash operating costs	Royalties	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$23.3	$4.5	$27.8	$—	$—	$0.5	$3.7	$32.1	44,049	$728
Lamaque	22.8	0.8	23.6	—	2.1	0.2	11.0	36.9	34,677	1,065
Efemcukuru	12.1	4.5	16.6	—	0.5	0.3	3.8	21.1	23,006	917
Olympias	15.4	1.7	17.1	—	0.2	0.5	5.7	23.5	12,409	1,893
Corporate (1)	—	—	—	9.0	—	—	—	9.0	—	78
Total consolidated	$73.6	$11.5	$85.1	$9.0	$2.8	$1.5	$24.2	$122.6	114,140	$1,074

(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

34

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2022
For the six months ended June 30, 2021:

	Cash operating costs	Royalties	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$46.7	$6.6	$53.3	$—	$—	$1.0	$6.5	$60.9	91,555	$665
Lamaque	44.9	1.3	46.2	—	3.8	0.4	20.3	70.7	63,755	1,109
Efemcukuru	24.8	5.3	30.1	—	0.9	0.5	6.3	37.8	47,136	802
Olympias	30.1	3.4	33.5	—	0.7	1.0	11.5	46.7	25,288	1,845
Corporate (1)	—	—	—	18.5	—	—	—	18.5	—	81
Total consolidated	$146.5	$16.7	$163.2	$18.5	$5.4	$2.9	$44.7	$234.6	227,734	$1,030

(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

Average Realized Gold Price per Ounce Sold
Our reconciliation of average realized gold price per ounce sold to revenue, the most directly comparable IFRS measure, is presented below.
For the three months ended June 30, 2022:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$51.0	$—	($0.7)	$50.3	26,881	$1,870
Lamaque	85.0	—	(0.4)	84.6	45,655	1,853
Efemcukuru	41.4	1.3	(0.8)	41.8	23,428	1,785
Olympias	36.3	3.6	(17.5)	22.3	11,667	1,912
Stratoni	(0.1)	—	0.1	—	N/A	N/A
Total consolidated	$213.4	$4.8	($19.3)	$199.0	107,631	$1,849
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.

For the six months ended June 30, 2022:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$107.6	$—	($1.5)	$106.1	56,659	$1,873
Lamaque	149.9	—	(0.7)	149.2	79,780	1,870
Efemcukuru	82.7	2.1	(1.7)	83.1	44,810	1,855
Olympias	67.4	5.3	(33.8)	39.0	20,854	1,870
Stratoni	0.5	—	(0.5)	—	N/A	N/A
Total consolidated	$408.1	$7.5	($38.2)	$377.4	202,103	$1,868
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.

35

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2022
For the three months ended June 30, 2021:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$80.7	$—	($0.8)	$79.9	44,049	$1,815
Lamaque	63.5	—	(0.4)	63.1	34,677	1,820
Efemcukuru	45.0	0.5	(1.3)	44.2	23,006	1,923
Olympias	34.1	—	(11.4)	22.7	12,409	1,829
Stratoni	9.8	—	(9.8)	—	N/A	N/A
Total consolidated	$233.2	$0.5	($23.8)	$210.0	114,141	$1,840
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.

For the six months ended June 30, 2021:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$166.5	$—	($1.6)	$164.9	91,555	$1,801
Lamaque	115.5	—	(0.8)	114.7	63,755	1,799
Efemcukuru	84.8	1.7	(2.4)	84.1	47,136	1,783
Olympias	67.5	—	(24.4)	43.1	25,288	1,705
Stratoni	23.6	—	(23.6)	—	N/A	N/A
Total consolidated	$457.8	$1.7	($52.7)	$406.8	227,734	$1,786
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.

36

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2022
Adjusted Net Earnings (Loss), Adjusted Net Earnings (Loss) per Share
Our reconciliation of adjusted net earnings (loss) and adjusted net earnings (loss) per share to net earnings (loss) from continuing operations attributable to shareholders of the Company, the most directly comparable IFRS measure, is presented below.

Continuing Operations (1)	Q2 2022	Q2 2021	YTD 2022	YTD 2021
Net (loss) earnings attributable to shareholders of the Company (1)	($22.7)	$31.0	($339.5)	$45.4
Impairment of property, plant and equipment, net of tax (2)	—	—	278.0	—
Loss on foreign exchange translation of deferred tax balances	23.3	2.5	35.8	12.7
Loss on redemption option derivative	14.4	6.2	7.4	6.9
Gain on deferred tax due to changes in tax rates (3)	—	(5.3)	(1.0)	(5.3)
Other write-down (reversal) of assets, net of tax (4)	(1.2)	—	14.2	—
Gain on sale of mining licences, net of tax (5)	—	(5.3)	—	(5.3)
Total adjusted net earnings (loss) (1)	$13.8	$29.1	($5.1)	$54.3
Weighted average shares outstanding (thousands)	183,777	181,599	183,074	178,086
Adjusted net earnings (loss) per share ($/share) (1)	$0.08	$0.16	($0.03)	$0.30

(1)Amounts presented are from continuing operations only. The Brazil segment is presented as a discontinued operation in 2021. See Note 17 of our condensed consolidated interim financial statements for the three and six months ended June 30, 2022.
(2)Impairment of Certej project in Q1 2022, attributable to shareholders of the Company and net of tax.
(3)Q1 2022 includes a deferred tax recovery relating to the adjustment of opening balances for a tax rate decrease in Turkiye, enacted in that quarter. Q2 2021 includes an $11.4 million deferred tax recovery relating to the adjustment of opening balances for a tax rate decrease in Greece net of a $6.1 million deferred tax expense relating to the adjustment of opening balances for a tax rate increase in Turkiye. Both tax rate changes were enacted in Q2 2021 and were retroactive to January 1, 2021.
(4)Non-recurring asset write-downs in Q1 2022 include decommissioned equipment at Kisladag as a result of installation and commissioning of the HPGR. A partial reversal of Stratoni equipment write-downs was recorded in Q2 2022.
(5)Sale of mining licences in Turkiye in Q2 2021, net of tax.

EBITDA, Adjusted EBITDA
Our reconciliation of EBITDA and Adjusted EBITDA to earnings (loss) from continuing operations before income tax, the most directly comparable IFRS measure, is presented below.

Continuing Operations (1)	Q2 2022	Q2 2021	YTD 2022	YTD 2021
Earnings (loss) before income tax (1)	$12.5	$41.1	($366.7)	$84.2
Depreciation and amortization (1,2)	53.7	51.5	104.9	104.5
Interest income	(0.8)	(1.2)	(1.3)	(1.5)
Finance costs (1)	23.7	15.5	25.9	25.8
EBITDA	$89.1	$106.9	($237.1)	$213.1
Impairment of property, plant and equipment (3)	—	—	365.4	—
Other write-down (reversal) of assets (4)	(1.6)	—	18.2	—
Share-based payments expense	0.3	1.9	4.0	3.7
(Gain) loss on disposal of assets (1)	(0.2)	(0.1)	(0.8)	0.2
Gain on sale of mining licences (5)	—	(7.0)	—	(7.0)
Adjusted EBITDA	$87.6	$101.7	$149.7	$210.0

(1)Amounts presented are from continuing operations only. The Brazil segment is presented as a discontinued operation in 2021. See Note 17 of our condensed consolidated interim financial statements for the three and six months ended June 30, 2022.
(2)Includes depreciation within general and administrative expenses.
(3)Impairment of Certej project in Q1 2022.
(4)Non-recurring asset write-downs in Q1 2022 include decommissioned equipment at Kisladag as a result of installation and commissioning of the HPGR. A partial reversal of Stratoni equipment write-downs was recorded in Q2 2022.
(5)Sale of mining licences in Turkiye in Q2 2021.

37

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2022
Free Cash Flow
Our reconciliation of free cash flow to net cash generated from (used in) operating activities from continuing operations, the most directly comparable IFRS measure, is presented below.

Continuing Operations (1)	Q2 2022	Q2 2021	YTD 2022	YTD 2021
Net cash generated from operating activities (1,2)	$26.9	$49.0	$62.2	$148.1
Less: Cash used in investing activities (1)	(89.7)	(85.2)	(211.7)	(94.9)
Add back: Acquisition of subsidiary, net of cash received (3)	—	19.3	—	19.3
Add back: Sale of mining licences (4)	—	(5.0)	—	(5.0)
Add back: (Decrease) increase in term deposits	—	(1.9)	60.0	(58.0)
Add back: Increase in restricted cash	—	—	—	0.1
Free cash flow	($62.8)	($23.7)	($89.6)	$9.7

(1)Amounts presented are from continuing operations only. The Brazil segment is presented as a discontinued operation in 2021. See Note 17 of our condensed consolidated interim financial statements for the three and six months ended June 30, 2022.
(2)2021 amounts have been restated for a voluntary change in accounting policy to classify cash paid for interest on the statement of cash flows as a financing, rather than an operating activity.
(3)Cash paid upon acquisition of QMX in Q2 2021, net of $4.3 million cash acquired.
(4)Cash consideration received on sale of mining licences in Turkiye in Q2 2021.

Working Capital
Our reconciliation of working capital to current assets and current liabilities, the most directly comparable IFRS measures, is presented below.

	As at June 30, 2022	As at December 31, 2021
Current assets	$646.0	$728.2
Less: Current liabilities	185.9	206.7
Working capital	$460.1	$521.6

Cash Flow from Operating Activities before Changes in Working Capital
Our reconciliation of cash flow from operating activities before changes in working capital to net cash generated from (used in) operating activities from continuing operations, the most directly comparable IFRS measure, is presented below.

Continuing operations (1)	Q2 2022	Q2 2021	YTD 2022	YTD 2021
Net cash generated from operating activities (1,2)	$26.9	$49.0	$62.2	$148.1
Less: Changes in non-cash working capital	(21.4)	(26.9)	(35.9)	(8.9)
Cash flow from operating activities before changes in working capital	$48.3	$75.9	$98.1	$157.1
(1)Amounts presented are from continuing operations only. The Brazil segment is presented as a discontinued operation in 2021. See Note 17 of our condensed consolidated interim financial statements for the three and six months ended June 30, 2022.
(2)2021 amounts have been restated for a voluntary change in accounting policy to classify cash paid for interest on the statement of cash flows as a financing, rather than an operating activity.

38

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2022
Managing Risk
In the exploration, development and mining of mineral deposits, we are subject to various, significant risks. Several of these financial and operational risks could have a significant impact on our cash flows and profitability. The most significant risks and uncertainties we face include: political, economic and other risks specific to the foreign jurisdictions where we operate; pandemics, epidemics, and public health crises such as COVID-19; the inherent risk associated with project development including for the Skouries project; our ability to maintain community relations and social license; liquidity and financing risk; natural phenomena including climate change and related health and social effects; inflation risks; environmental risks; production and processing risks; risks related to tailings storage facilities and waste disposal; risks related to global economic conditions; our ability to sell to a limited number of smelters and off-takers; risks related to the Russia-Ukraine war; risks related to labour relations and our relationship with our workforce; our ability to service and repay our debt; new or amended government regulation; commodity price risk; the risk associated with mineral tenure and permitting processes; environmental, sustainability, and governance practices and performance; risks related to financial reporting and estimation of carrying value of our assets, effects of actions of non-governmental organizations; our compliance with corruption and anti-bribery laws and sanctions; risks related to information and operation technology systems; results of future legal proceedings and contract settlements; the uncertainty of the mineral resources and their development into mineral reserves; credit risk of our counterparties not meeting their financial obligations; share price volatility; actions of activist shareholders; reliance on infrastructure, commodities, and consumables and currency risk. These risks are not the only risks and uncertainties that we face. Risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects.
For a comprehensive discussion on risks and uncertainties, in respect of our business and share price, refer to the section 'Risk Factors in Our Business' in our current AIF for the year ended December 31, 2021, which risks are incorporated by reference in this MD&A.
Significant changes to our financial, operational and business risk exposure during the three and six months ended June 30, 2022 include the following:
•Our business operations use a significant amount of commodities, consumables and other materials. Prices for electricity, fuel, and other materials, commodities and consumables required for our operations have experienced substantial recent increases amid supply concerns caused by, among other things, financial and trade sanctions against Russia. These cost increases may be prolonged and have a material adverse effect on our business, financial condition and results of operations.
•Changes in cost or construction schedules can significantly increase both the time and capital required to build our projects, including in respect to the expected cost and construction schedule for the Skouries project. The project remains subject to financing and Board approval. Substantial recent price increases experienced for electricity, fuel and other materials, commodities and consumables may be prolonged and result in increased capital costs for the anticipated construction of Skouries, as well as our ability to obtain financing on acceptable terms.
•We manage credit risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. We also monitor the credit ratings of all financial institutions in which we hold cash and investments. At June 30, 2022, a Lira deposit of $60 million is held in a Turkish banking institution with lower credit ratings as compared to other financial institutions at which we hold cash and investments. This, combined with recent downgrades in Turkiye’s sovereign credit rating, exposes us to greater credit risk.
There were no other significant changes to our financial, operational and business risk exposure during the three and six months ended June 30, 2022.
These are not the only risks that could have an effect on our business, results of operations, financial condition and share price and other risks may become more material to us in the future or the above risks could diminish in importance, depending on the current circumstances of our business and operations.

39

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2022
The reader should carefully review each of the risk factors set out in our most recently filed AIF, in respect of the year ended December 31, 2021 which risk factors provide a detailed discussion of the foregoing risks as well as a detailed discussion of other relevant risks.

40

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2022
Other Information and Advisories
Changes in Internal Controls over Financial Reporting
Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. We believe that any system of internal control over financial reporting, no matter how well conceived and operated, has inherent limitations. As a result, even those systems deemed to be effective can provide only reasonable, not absolute, assurance that the objectives of the control system are met. There have been no changes in our internal controls over financial reporting during the three months ended June 30, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Critical Accounting Estimates and Judgements
The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
For further information on our significant judgements and accounting estimates, refer to note 4 of our audited annual consolidated financial statements for the years ended December 31, 2021 and 2020. There have been no subsequent material changes to these significant judgements and accounting estimates.
Changes in Accounting Policies
The accounting policies applied in our unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2022 are the same as those applied in the audited annual consolidated financial statements for the years ended December 31, 2021 and 2020.
A number of new standards and amendments to standards are effective for annual periods beginning on or after January 1, 2022 and earlier application is permitted; however, we have not early adopted and continue to evaluate the impact of the forthcoming or amended standards in preparing our condensed consolidated interim financial statements for the three and six months ended June 30, 2022.
Qualified Person
Except as otherwise noted, Simon Hille, FAusIMM, Senior Vice President, Technical Services, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this MD&A and verifying the technical data disclosed in this document relating to our operating mines and development projects. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.
Forward-looking Statements and Information
Certain of the statements made and information provided in this MD&A are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “believes”, “budget”, “continue”, “estimates”, “expects”, “forecasts”, "foresee", "future", "goal", “guidance”, “intends”, "opportunity", "outlook", “plans”, “potential”, "strive", "target" or “underway” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “can”, “could”, "likely", "may", “might”, “will” or "would" be taken, occur or be achieved.
Forward-looking statements or information contained in this MD&A include, but are not limited to, statements or information with respect to: the duration, extent and other implications of production challenges and cost increases, including those in respect of COVID-19, the Russia-Ukraine war and restrictions and suspensions with respect to the Company's operations; the Company’s 2022 annual production and cost guidance, including our individual mine production; the timing of production and transitioning to and from care and maintenance status; the timing of

41

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2022 resource conversion drilling; the optimization and development of Greek operations, including benefits, risks, financing and the Amended Investment Agreement related thereto; the completion, availability and benefits of processing facilities and transportation equipment; government approvals; government measures relating to cost increases; plans to sell the Certej project; flow-through financings and the use of proceeds therefrom; sustainability targets; changes in internal controls over financial reporting; critical accounting estimates and judgements; changes in accounting policies; our expectation as to our future financial and operating performance; expected metallurgical recoveries and improved concentrate grade and quality; non-IFRS financial measures and ratios; risk factors affecting our business; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting, financing and operating potential, plans and priorities and related timelines. Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.
We have made certain assumptions about the forward-looking statements and information, including assumptions about: our preliminary gold production and our guidance, benefits of the completion of the decline at Lamaque, the improvements at Kisladag and the optimization of Greek operations; tax expenses in Turkiye; how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; timing, cost and results of our construction and exploration; the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; mineral reserves and resources; and the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In addition, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this MD&A.
Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.
Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others: inability to meet production guidance; inability to achieve the expected benefits of the completion of the decline at Lamaque, the improvements at Kisladag and the optimization of Greek operations; inability to assess income tax expenses in Turkiye; risks relating to the ongoing COVID-19 pandemic and any future pandemic, epidemic, endemic or similar public health threats; risks relating to our operations being located in foreign jurisdictions; community relations and social license; climate change; liquidity and financing risks; development risks; indebtedness, including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and change in credit ratings; environmental matters; waste disposal; the global economic environment; government regulation; reliance on a limited number of smelters and off-takers; commodity price risk; mineral tenure; permits; risks relating to environmental sustainability and governance practices and performance; non-governmental organizations; corruption, bribery and sanctions; litigation and contracts; information technology systems; estimation of mineral reserves and mineral resources; production and processing estimates; credit risk; actions of activist shareholders; price volatility, volume fluctuations and dilution risk in respect of our shares; reliance on infrastructure, commodities and consumables; currency risk; inflation risk; interest rate risk; tax matters; dividends; financial reporting, including relating to the carrying value of our assets and changes in reporting standards; labour, including relating to employee/union relations, employee misconduct, key personnel, skilled workforce, expatriates and contractors; reclamation and long-term obligations; regulated substances; necessary equipment; co-ownership of our properties; acquisitions, including integration risks, and dispositions; the unavailability of insurance; conflicts of interest; compliance with privacy legislation; reputational issues; competition, as well as those risk factors discussed in the sections titled “Forward-looking information and risks” and “Risk factors in our business” in our most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form & Form 40-F filed on SEDAR and

42

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2022
EDGAR under our Company name, which discussion is incorporated by reference in this MD&A, for a fuller understanding of the risks and uncertainties that affect our business and operations.
The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.
There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.
Mineral Reserves and Mineral Resources Estimates and Related Cautionary Note to U.S. Investors
The Company's mineral reserve and mineral resource estimates for Kisladag, Lamaque, Efemcukuru, Olympias, Perama Hill, Perama South, Skouries, Stratoni, Piavitsa, Sapes, Certej and Ormaque, are based on the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum, and in compliance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC that are applicable to domestic U.S. companies. The reader may not be able to compare the mineral reserve and mineral resources information in this MD&A with similar information made public by domestic U.S. companies. The reader should not assume that:
•the mineral reserves defined in this MD&A qualify as reserves under SEC standards;
•the measured and indicated mineral resources in this MD&A will ever be converted to reserves; and
•the inferred mineral resources in this MD&A are economically mineable, or will ever be upgraded to a higher category.
Mineral resources which are not mineral reserves do not have demonstrated economic viability.

43

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2022
Corporate Information
Directors

Carissa Browning [3,4]	Independent Director	Judith Mosely [1,4]	Independent Director
George Burns	President and Chief Executive Officer	Steven Reid [2,5]	Chair of the Board
Teresa Conway [1,2]	Independent Director	Stephen Walker [1,5]	Independent Director
Catharine Farrow [2,4,5]	Independent Director	John Webster [1,3]	Independent Director
Pamela Gibson [2,3,4]	Independent Director

Board Committees
1.Audit Committee
2.Compensation Committee
3.Corporate Governance & Nominating Committee
4.Sustainability Committee
5.Technical Committee

Officers and Management

George Burns	President and Chief Executive Officer
Philip Yee	Executive VP and Chief Financial Officer
Joe Dick	Executive VP and Chief Operating Officer
Jason Cho	Executive VP and Chief Strategy Officer
Lisa Ower	Executive VP, People and External Affairs
Paul Ferneyhough	Senior VP, Chief Growth and Integration Officer
Brock Gill	Senior VP, Projects and Transformation
Simon Hille	Senior VP, Technical Services
Christos Balaskas	VP and General Manager, Greece
Sylvain Lehoux	VP and General Manager, Québec
Nicolae Stanca	VP and General Manager, Romania
Mehmet Yilmaz	VP and General Manager, Turkiye
Cara Allaway	VP, Finance
Peter Lewis	VP, Exploration
Graham Morrison	VP, Corporate Development
Lisa Wilkinson	VP, Investor Relations

Corporate Head Office	Investor Relations
1188 Bentall 5	Lisa Wilkinson, VP, Investor Relations
550 Burrard Street	T: +1 647 271 2827
Vancouver, BC	E: lisa.wilkinson@eldoradogold.com
V6C 2B5 Canada
www.eldoradogold.com

Auditors	Registrar and Transfer Agent
KPMG LLP	Computershare Trust Company of Canada
777 Dunsmuir Street	100 University Avenue
Vancouver, BC	8th Floor, North Tower
V7Y 1K3 Canada	Toronto, Ontario
M5J 2Y1 Canada

44